RELX PLC

Result of Annual General Meeting 2026

The Company held its Annual General Meeting at 9:30 am today, Thursday 23 April 2026.

All valid proxy votes (whether submitted electronically or in hard copy form) were included in the poll taken at the meeting.

The table below shows the results of the poll on all 21 resolutions.

	Resolution	Votes For	% votes cast for	Votes Against	% votes cast against	Total votes cast (excluding votes withheld)	% of issued capital voted (excluding treasury shares)	Votes Withheld
1.	Receive the 2025 Annual Report	1,483,890,210	99.51	7,255,132	0.49	1,491,145,342	83.50%	7,385,002
2.	Approve the Directors’ Remuneration Policy	1,376,040,430	93.50	95,651,579	6.50	1,471,692,009	82.41%	26,838,335
3.	Approve the Directors’ Remuneration Report	1,426,425,029	95.30	70,392,793	4.70	1,496,817,822	83.82%	1,712,522
4.	Declaration of a final dividend	1,495,753,985	99.82	2,626,539	0.18	1,498,380,524	83.91%	149,820
5.	Re-appointment of auditor	1,495,626,293	99.84	2,376,905	0.16	1,498,003,198	83.89%	527,146
6.	Auditor remuneration	1,491,100,701	99.54	6,888,209	0.46	1,497,988,910	83.88%	541,434
7.	Re-elect Paul Walker as a Director	1,418,945,984	94.87	76,655,255	5.13	1,495,601,239	83.75%	2,929,105
8.	Re-elect Erik Engstrom as a Director	1,487,618,795	99.28	10,813,549	0.72	1,498,432,344	83.91%	98,000
9.	Re-elect Nick Luff as a Director	1,482,927,344	98.97	15,451,382	1.03	1,498,378,726	83.91%	151,618
10.	Re-elect Alistair Cox as a Director	1,464,218,242	97.72	34,214,034	2.28	1,498,432,276	83.91%	98,068
11.	Re-elect June Felix as a Director	1,486,470,122	99.21	11,901,959	0.79	1,498,372,081	83.91%	158,263
12.	Re-elect Andy Halford as a Director	1,496,034,189	99.84	2,337,534	0.16	1,498,371,723	83.91%	158,621
13.	Re-elect Charlotte Hogg as a Director	1,496,068,966	99.85	2,310,315	0.15	1,498,379,281	83.91%	151,063
14.	Re-elect Andrew Sukawaty as a Director	1,465,818,376	97.83	32,559,065	2.17	1,498,377,441	83.91%	152,903
15.	Re-elect Bianca Tetteroo as a Director	1,493,918,647	99.70	4,459,520	0.30	1,498,378,167	83.91%	152,177
16.	Re-elect Suzanne Wood as a Director	1,461,700,038	97.55	36,671,988	2.45	1,498,372,026	83.91%	158,318
17.	Authority to allot shares	1,415,806,631	94.49	82,571,006	5.51	1,498,377,637	83.91%	152,707
18.	Disapplication of pre-emption rights	1,473,628,023	98.36	24,582,051	1.64	1,498,210,074	83.90%	320,270
19.	Additional disapplication of pre-emption rights	1,472,104,552	98.26	26,105,757	1.74	1,498,210,309	83.90%	320,035

20.	Authority to purchase own shares	1,491,754,787	99.67	4,961,820	0.33	1,496,716,607	83.81%	1,813,737
21.	Notice period for general meetings	1,384,406,016	92.39	113,963,963	7.61	1,498,369,979	83.91%	160,365

NOTES:

1.	The ‘For’ vote includes those giving the Chair discretion.

2.	Votes ‘Withheld’ are not a vote in law and are not counted in the calculation of the percentage of votes ‘For’ or ‘Against’ a resolution.

3.	Resolutions 18 to 21 are Special Resolutions.

4.	At the close of business on Tuesday, 21 April 2026 the total number of ordinary shares in issue, excluding treasury shares, was 1,785,775,301.

5.	The full text of the resolutions can be found in the Notice of Annual General Meeting, which is available for inspection at the National Storage Mechanism https://data.fca.org.uk/#/nsm/nationalstoragemechanism and on the Company's website at www.relx.com.

6.	In accordance with Listing Rule 6.4.2, a copy of the resolutions passed, other than resolutions concerning ordinary business, will shortly be submitted to the National Storage Mechanism for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.